SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                               (Amendment No. )(1)


                              THE TITAN CORPORATION
                                (Name of Issuer)



                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)



                                    888266103
                                 (CUSIP Number)



                                   ----------



----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 6 Pages


363158.

--------------------------------                       -------------------------
CUSIP No. 888266103                     13G                 Page 2 of 6 Pages
--------------------------------                       -------------------------


--------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSON(S)
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(S)

       WECHSLER & CO., INC.


--------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [X]


--------------------------------------------------------------------------------
   3.  SEC USE ONLY




--------------------------------------------------------------------------------
   4.  CITIZENSHIP OR PLACE OF ORGANIZATION


       New York

--------------------------------------------------------------------------------
   NUMBER OF      5.   SOLE VOTING POWER
     SHARES            1,607,091
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6.   SHARED VOTING POWER
      EACH             Not Applicable
   REPORTING      --------------------------------------------------------------
     PERSON       7.   SOLE DISPOSITIVE POWER
      WITH             1,607,091
                  --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER

                       Not Applicable
--------------------------------------------------------------------------------
   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,607,091

--------------------------------------------------------------------------------
  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       7%

--------------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON*

       BD


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 6 Pages

--------------------------------                       -------------------------
CUSIP No. 888266103                     13G                 Page 3 of 6 Pages
--------------------------------                       -------------------------


--------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSON(S)
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(S)

       NORMAN J. WECHSLER


--------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [X]


--------------------------------------------------------------------------------
   3.  SEC USE ONLY




--------------------------------------------------------------------------------
   4.  CITIZENSHIP OR PLACE OF ORGANIZATION


       United States

--------------------------------------------------------------------------------
   NUMBER OF      5.   SOLE VOTING POWER
     SHARES            1,607,091
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6.   SHARED VOTING POWER
      EACH             Not Applicable
   REPORTING      --------------------------------------------------------------
     PERSON       7.   SOLE DISPOSITIVE POWER
      WITH             1,607,091
                  --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER

                       Not Applicable
--------------------------------------------------------------------------------
   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,607,091

--------------------------------------------------------------------------------
  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       7%

--------------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON*

       IN


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 3 of 6 Pages

Item 1(a).     Name of Issuer:

               THE TITAN CORPORATION

Item 1(b).     Address of Issuer's Principal Executive Offices:

               3033 Science Park Road
               San Diego, CA 92121

Item 2(a).     Name of Person Filing:

               This Schedule 13G is filed on behalf of (i) Wechsler & Co., Inc. and (ii) Norman J. Wechsler (each a "Reporting Person" and collectively, the "Reporting Persons").

Item 2(b).     Address of Principal Business Office or, if none, Residence:

               105 South Bedford Road
               Suite 310
               Mount Kisco, NY 10549

Item 2(c).     Citizenship:

               Wechsler & Co., Inc. is a New York corporation and
               Norman J. Wechsler is a United States citizen.

Item 2(d).     Title of Class of Securities:

               Common Stock, $.01 par value

Item 2(e).     CUSIP Number:

               888266103

Item 3.        Type of Reporting Person:

               (a)  Wechsler & Co., Inc. is a broker-dealer registered under
                    Section 15 of the Securities Exchange Act of 1934. Norman J. Wechsler is the majority shareholder, Chairman of the Board and President of Wechsler & Co., Inc. and, accordingly, is considered the beneficial owner of securities beneficially owned by Wechsler & Co., Inc. Mr. Wechsler's beneficial ownership of Common Stock of the Issuer does not exceed 1% of such class of equity securities, exclusive of equity securities beneficially owned by Wechsler & Co., Inc. All of the equity securities of the Issuer beneficially owned by the Reporting Persons were acquired in the ordinary course of business and not with the purpose nor with the effect of changing or influencing the control of the Issuer, nor in connection with or as a participant in any transaction having such effect (including any transaction subject to Rule 13d-3(b) promulgated under the Securities Exchange Act of 1934).


                                Page 4 of 6 Pages

               (b) - (h):  Not applicable

Item 4.        Ownership:

               (a)      Amount Beneficially Owned:

               On March 2, 1998 the Issuer completed the acquisition of DBA Systems, Inc. pursuant to which Wechsler & Co., Inc. acquired 1,607,091 shares of Common Stock of the Issuer (the "Merger"). At March 2, 1998 Wechsler & Co., Inc. beneficially owned all 1,607,091 shares of Common Stock of the Issuer acquired pursuant to the Merger. Mr. Wechsler is deemed the beneficial owner of such shares by reason of his relationship with Wechsler & Co., Inc.

               (b)      Percent of Class:

                        7%

               (c) Number of shares as to which such person has:

                        (i)      sole power to vote or to direct the
                                 vote:

                                 1,607,091

                        (ii)     shared  power to vote or to  direct
                                 the vote:

                                 Not Applicable

                        (iii)    sole  power to dispose or to direct
                                 the disposition of:

                                 1,607,091

                        (iv)     shared   power  to  dispose  or  to
                                 direct the disposition of:

                                 Not Applicable

Items 5-9.                       Not Applicable

Item 10. By signing below, each of the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.



                                Page 5 of 6 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 16, 1998


                                        WECHSLER & CO., INC.


                                        By: /s/ Norman J. Wechsler
                                            ------------------------------
                                            Norman J. Wechsler,
                                            President


                                            /s/ Norman J. Wechsler
                                            ------------------------------
                                            Norman J. Wechsler



                                               Page 6 of 6 Pages